

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 18, 2012

<u>Via e-mail</u>
Mr. Wayne Fraser
Interim Chief Financial Officer
Starfield Resources, Inc.
120 Adelaide Street, Suite 900
Toronto, Ontario
Canada M5H 1T1

> **Re: Starfield Resources, Inc.**
> **Form 20-F for the Year Ended February 28, 2011**
> **Filed September 30, 2011**
> **Response dated May 11, 2012**
> **File No. 000-29948**

Dear Mr. Fraser:

We have reviewed your filing and response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Item 15. Controls and Procedures, page 67</u>

<u>Item 15.B. Management's Annual Report on Internal Control over Financial Reporting, page 67</u>

1.   We note your response to comment one in our letter dated April 3, 2012. The information provided in the Form 20-F and in your response to this comment continue to be noncompliant with the disclosure requirements. Further, you are required to provide an annual report of management on internal control over financial reporting in each year's annual report on Form 20-F. Addressing a matter of noncompliance regarding the 2011 report in the 2012 Form 20-F is not sufficient. Accordingly, please amend your February 28, 2011 Form 20-F to provide management's assessment of the effectiveness of your internal control over financial reporting ("ICFR") as of February 28, 2011, pursuant to Item 15(b)(2) and (b)(3) of Form 20-F. Include a statement as to whether or

not ICFR is effective and a statement identifying the framework used by management to evaluate the effectiveness of ICFR in your revised disclosure.

<u>Item 16F. Change in Registrant's Certifying Accountant, page 68</u>

2.   We note your response to comment two of our letter dated April 3, 2012. Please amend your February 28, 2011 Form 20-F to provide the change in accountant disclosures required by Item 16F of Form 20-F to resolve your oversight. We believe that this information should have been provided in the 2011 Form 20-F instead of being provided in the upcoming annual report.

<u>Exhibit 99.1</u>

<u>Report of Independent Registered Public Accounting Firm, page 1</u>

3.   We note your response to comment three of our letter dated April 3, 2012. Please amend your February 28, 2011 Form 20-F to include an updated audit report that opines on the results of operations and consolidated cash flows for the year ended February 28, 2011 that are included in your Form 20-F.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Brian McAllister at (202) 551-3341 or John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining